UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-36620

CUSIP Number: 28617K101

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: __________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ELEDON PHARMACEUTICALS, INC.

Full Name of Registrant

N/A

Former Name if Applicable

19800 MacArthur Blvd., Suite 250

Address of Principal Executive Office (Street and Number)

Irvine, California 92612

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Eledon Pharmaceuticals, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2024 (the “Form 10-Q”) by the prescribed due date without unreasonable effort or expense because of the circumstances described below.

On May 20, 2024, the partners and professional staff of KMJ Corbin & Company LLP (“KMJ”) departed KMJ, which was engaged as the independent registered public accounting firm of the Company and joined Crowe LLP (“Crowe”). In connection with this transition, the Audit Committee of the Board of Directors of the Company dismissed KMJ as the Company's independent registered public accounting firm on July 10, 2024. On July 10, 2024, following the dismissal of KMJ, the Company, through and with the approval of its Audit Committee, appointed Crowe as its independent registered public accounting firm. In the course of preparing the Company’s financial statements as of and for the three and six months ended June 30, 2024, the Company, in consultation with Crowe, determined that a correction was necessary of the Company’s reporting and recording of the fair value of (i) certain common stock warrants (the “Common Warrants”) issued by the Company in May 2023 pursuant to a Securities Purchase Agreement dated as of April 28, 2023 by and among the Company and certain institutional and accredited investors (the “Securities Purchase Agreement”), and (ii) the potential issuance of pre-funded warrants in lieu of additional shares of common stock, $0.001 par value per share (the “Subsequent Closing Warrants”), issuable by the Company in a second closing and a third closing of the Securities Purchase Agreement contingent upon the satisfaction or waiver of certain specified conditions set forth therein. This correction relates to a new determination that the Common Warrants and the Subsequent Closing Warrants do not meet the conditions to be classified as equity instruments under Accounting Standards Codification 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity,” and must instead be recorded as liabilities on the Company’s balance sheet at their fair value for each subsequent reporting period.

As a result, the Company has determined that it is necessary to correct the accounting treatment for the Common Warrants and the Subsequent Closing Warrants and restate its previously-filed financial statements for (i) the fiscal year ended December 31, 2023 included in the Company’s Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2024 and (ii) the three months ended March 31, 2024 included in the Company’s Form 10-Q filed with the SEC on May 15, 2024, (iii) the three and nine months ended September 30, 2023 included in the Company’s Form 10-Q filed with the SEC on November 9, 2023 and (iv) the three and six months ended June 30, 2023 included in the Company’s Form 10-Q filed with the SEC on August 10, 2023. In connection with this restatement of the Company’s previously-filed financial statements, the Company also expects to determine that it has a material weakness in its internal control over financial reporting. This restatement is not expected to have an economic impact on the Company’s operations or on the Company’s cash, cash equivalents and short-term investments, or cash runway.

The Company requires additional time to prepare a complete and accurate Form 10-Q for the quarter ended June 30, 2024, because of the effort and time needed for this restatement process.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Paul Little	949	238-8090
(Name)	(Area) Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the restatement described above will result in corrections to the Additional paid-in capital and Total liabilities and Other income (expense) line items in the Company’s financial statement captions, which changes have not yet been determined due to the time and effort required to accurately prepare and complete such restatement.

Forward Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the federal securities laws. The Company’s actual results when disclosed in its Form 10-Q may differ from these preliminary results as a result of the completion of the Company’s financial closing procedures; final adjustments; completion of the review by the Company’s independent registered public accounting firm; and other developments that may arise between this filing and the disclosure of the final results. Additional risks and uncertainties that may cause actual results to differ materially include the risks and uncertainties listed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the Company’s Form 10-K filed with the SEC on March 28, 2024 and the Quarterly Report on Form 10-Q filed with the SEC on May 15, 2024. The Company undertakes no obligation to update or revise these forward-looking statements, to reflect new information or events after the date of this filing or to reflect the occurrence of unanticipated events, except as required by law.

ELEDON PHARMACEUTICALS, INC.
(Name of Registrant as Specified in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

		By:	/s/ Paul Little
Paul Little
Date:	August 14, 2024		Chief Financial Officer, Principal Financial and Accounting Officer